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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.  20549

                   -----------------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      ADVANCED MACHINE VISION CORPORATION
                               (Name of issuer)

                      Class A Common Stock, No Par Value
                      ----------------------------------
                        (Title of class of securities)

                                   00753B104
                                   ---------
                                (CUSIP number)

                               Steven H. Shapiro
                                FMC Corporation
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                (312) 861-6783

                                with a copy to:

                               Laura L. Gabriel
                               Latham & Watkins
                       505 Montgomery Street, Suite 1900
                            San Francisco, CA 94111
                                (415) 391-0600


                   ----------------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)
                               October 15, 1998
                   ----------------------------------------
                     (Date of event which requires filing
                              of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                 SCHEDULE 13D

CUSIP No.  00753B104
           ---------


1.   Name of Reporting Person
     FMC Corporation

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]

                                                       (b)  [ ]

3.   SEC Use Only

4.   Source of Funds
     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [  ]

6.   Citizenship or Place of Organization
     Delaware

                        7.  Sole Voting Power
                            2,789,342 (Constituting 1,191,060 shares of Class A Common Stock issuable upon Conversion of Series B Preferred Stock and 1,598,282 shares of Class A Common Stock issuable upon exercise of an option.)

Number of               8.  Shared Voting Power
Shares                      -0-
Beneficially
Owned By                9.  Sole Dispositive Power
Each                        2,789,342 (Constituting 1,191,060 shares of Class
Reporting                   A Common Stock issuable upon Conversion of Series
Person                      B Preferred Stock and 1,598,282 shares of Class A
With                        Common Stock issuable upon exercise of an option.)

                       10.  Shared Dispositive Power
                            -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,789,342

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)
     26%

14.  Type of Reporting Person
     CO

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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Class A Common Stock, no par value per share (the "Class A Common Stock"), of Advanced Machine Vision Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2067 Commerce Drive, Medford, Oregon 97504.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(e). This Schedule 13D is being filed by FMC Corporation, a Delaware corporation ("FMC"). The address of FMC's principal business and principal office is 200 East Randolph Drive, Chicago, Illinois 60601. The principal business of FMC is the manufacture and sale of chemicals and machinery for industry and agriculture.

     During the last five years, FMC has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The following sets forth as to each executive officer and director of FMC:
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, the person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) whether or not, during the last five years, the person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and (f) citizenship.

1.   (a)   Robert N. Burt - executive officer and director
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Chairman of the Board and Chief Executive Officer of FMC
     (d)   No
     (e)   No
     (f)   United States of America

2.   (a)   Larry D. Brady - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   President and director of FMC
     (d)   No
     (e)   No
     (f)   United States of America

3.   (a)   Michael J. Callahan - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Executive Vice President and Chief Financial Officer
     (d)   No
     (e)   No
     (f)   United States of America

4.   (a)   William J. Kirby - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Senior Vice President and Vice President-Administration
     (d)   No
     (e)   No
     (f)   United States of America

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5.   (a)   J. Paul McGrath - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Senior Vice President, General Counsel and Corporate Secretary
     (d)   No
     (e)   No
     (f)   United States of America

6.   (a)   Charles H. Cannon, Jr. - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Group Manager of FMC Food Tech, a division of FMC
     (d)   No
     (e)   No
     (f)   United States of America

7.   (a)   W. Kim Foster - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and General Manager-Agricultural Products Group of FMC
     (d)   No
     (e)   No
     (f)   United States of America

8.   (a)   Robert I. Harries - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Group Manager-Chemical Products Group of FMC
     (d)   No
     (e)   No
     (f)   United States of America

10.  (a)   Henry Kahn - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Treasurer of FMC
     (d)   No
     (e)   No
     (f)   United States of America

11.  (a)   Ronald D. Mambu - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and Controller of FMC
     (d)   No
     (e)   No
     (f)   United States of America

12.  (a)   James A. McClung - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President-Worldwide Marketing of FMC
     (d)   No
     (e)   No
     (f)   United States of America

13.  (a)   Joseph H. Netherland - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Executive Vice President of FMC
     (d)   No
     (e)   No
     (f)   United States of America

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14.  (a)   William H. Schumann - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President-Corporate Development of FMC
     (d)   No
     (e)   No
     (f)   United States of America

15.  (a)   William J. Wheeler - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President of FMC
     (d)   No
     (e)   No
     (f)   United States of America

16.  (a)   William G. Walter - executive officer
     (b)   200 East Randolph Drive, Chicago, Illinois 60601
     (c)   Vice President and General Manager-Specialty Chemicals Group of FMC
     (d)   No
     (e)   No
     (f)   United States of America

17.  (a)   B.A. Bridgewater, Jr. - director
     (b)   Brown Group, Inc., 8300 Maryland Avenue, St. Louis, MO 63105
     (c) Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a diversified marketer and retailer of footwear, 8300 Maryland Avenue, St. Louis, MO 63105
     (d)   No
     (e)   No
     (f)   United States of America

18.  (a)   Paul L. Davies, Jr. - director
     (b)   Lakeside Corporation, 50 Fremont St., Suite 3520, San Francisco, CA
           94105
     (c) President of Lakeside Corporation, a real estate investment company, 50 Fremont St., Suite 3520, San Francisco, CA 94105
     (d)   No
     (e)   No
     (f)   United States of America

19.  (a)   William F. Reilly - director
     (b)   PRIMEDIA Inc., 745 Fifth Avenue, Fl 23, New York, NY 10151
     (c) Chairman and Chief Executive Officer of PRIMEDIA Inc., a diversified media company, 745 Fifth Avenue, Fl 23, New York, NY 10151
     (d)   No
     (e)   No
     (f)   United States of America

20.  (a)   James R. Thompson - director
     (b)   Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601
     (c) Chairman, Chairman of the Executive Committee and Partner of Law Firm of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601
     (d)   No
     (e)   No
     (f)   United States of America

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21.  (a)   Jean A. Francois-Poncet - director
     (b)   President de la Commission des Affairs Economique et du Plan
           Le Senat, 15, rue de Vaugirard, 75006 Paris, France
     (c) Member of the French Senate. President de la Commission des Affairs Economique et du Plan Le Senat, 15, rue de Vaugirard, 75006 Paris, France
     (d)   No
     (e)   No
     (f)   United States of America

22.  (a)   General Edward C. Meyer - director
     (b)   MITRETEK Systems, 7525 Colshire Dr., McLean, VA 22102-7492
     (c) Chairman of MITRETEK Systems, an information technology company, 7525 Colshire Dr., McLean, VA 22102-7492. Managing Partner of Cilluffo Associates, L.P., a private investment group, 181 Pleasant St., Portsmouth, NH 03801
     (d)   No
     (e)   No
     (f)   United States of America

23.  (a)   Edward J. Mooney - director
     (b)   Nalco Chemical Company, One Nalco Center, Naperville, IL 60563-1198
     (c) Chairman and Chief Executive Officer of Nalco Chemical Company, a specialty chemicals company, One Nalco Center, Naperville, IL 60563-1198
     (d)   No
     (e)   No
     (f)   United States of America

24.  (a)   Patricia A. Buffler - director
     (b) University of California at Berkeley, 140 Earl Warren Hall, Berkeley, CA 94720-7360
     (c) Dean and Professor of Epidemiology at the University of California, Berkeley School of Health, 140 Earl Warren Hall, Berkeley, CA 94720-7360
     (d)   No
     (e)   No
     (f)   United States of America

25.  (a)   Albert J. Costello - director
     (b)   W.R. Grace & Co., 1750 Clint Moore Rd., Boca Raton, FL 33487
     (c) Chairman, President and Chief Executive Officer of W.R. Grace & Co., a supplier of flexible packaging and specialty chemicals, 1750 Clint Moore Rd., Boca Raton, FL 33487
     (d)   No
     (e)   No
     (f)   United States of America

26.  (a)   Clayton Yeutter - director
     (b) Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
     (c) Of Counsel, Law Firm of Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
     (d)   No
     (e)   No
     (f)   United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 2,789,342 shares of Class A Common Stock beneficially owned by FMC are comprised of 1,191,060 shares of Class A Common Stock issuable upon conversion of 119,106 shares of the Issuer's Series B Preferred Stock, no par value per share (the "Series B Preferred Stock"), held by FMC and 1,598,282 shares (the "Option Shares") of Class A Common Stock currently issuable upon exercise of an option (the "Option") to purchase the number of shares of Class A Common Stock equal to 15% of the Issuer's outstanding shares of Class A Common Stock at the time of exercise, subject to adjustment. FMC paid an aggregate of $2,620,332 for the Series B Preferred Stock, the source of which was FMC's general working capital. Pursuant to the Option Agreement for the Purchase of Class A Common Stock attached as Exhibit 1 hereto and incorporated herein by reference (the
                  ---------
"Option Agreement"), FMC has the right to purchase the Option Shares for an exercise price of the greater of $2.20 and the average closing bid price of a share of Class A Common Stock for the forty-five (45) days immediately preceding the day on which FMC sends the Issuer a notice of exercise, subject to adjustment.

ITEM 4.  PURPOSE OF TRANSACTION.

     FMC acquired the Series B Preferred Stock and the Option for the purpose of investing in the Issuer and its technology. FMC currently intends to review its investment position in the Issuer periodically and, depending on such review and factors including market conditions and share prices, the Issuer's business prospects, technology, future developments and applicable legal requirements, FMC may seek to acquire additional securities of the Issuer from time to time in the open market or in negotiated transactions. Pursuant to the Series B Preferred Stock Purchase Agreement entered into as of October 14, 1998 between the Issuer and FMC, included as Exhibit 2 hereto and incorporated herein by
                                ---------
reference, and the Certificate of Determination of the Series B Preferred Stock, included as Exhibit 3 hereto and incorporated herein by reference, FMC has the
            ---------
right to elect one (1) of the Issuer's eight (8) directors. This director was elected effective as of October 15, 1998. Pursuant to a side letter between the Issuer and FMC dated October 14, 1998, included as Exhibit 4 hereto and
                                                   ---------
incorporated herein by reference, if FMC exercises the Option, the Issuer has agreed to fill a vacancy on its board of directors with one (1) additional designee chosen by FMC or, if no such vacancy exists, to increase the size of its board of directors by one (1) in order to create such vacancy. Except as set forth above, FMC has no present plans or proposals which may be related to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     FMC beneficially owns 2,789,342 shares of Class A Common Stock, constituting 26% of the outstanding shares of the Issuer's Class A Common Stock as disclosed by the Issuer on Exhibit D to the Purchase Agreement. To the best knowledge of FMC, none of the other persons listed in Item 2 hereof owns any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Certificate of Determination, the Issuer has agreed that so long as any shares of Series B Preferred Stock remain outstanding, without the consent of a majority of the outstanding shares of Series B Preferred Stock, it will not, among other things, (i) increase or decrease the authorized number of shares of Series B Preferred Stock or create any class or series of shares having rights, preferences or privileges senior to or on a parity with the Series B Preferred Stock, (ii) redeem or repurchase or enter into any agreement for the redemption or repurchase of any shares of its capital stock (with certain exceptions), (iii) prior to October 14, 2002, merge with any other entity or enter into any other reorganization, recapitalization, sale of control or any transaction that results in the transfer of all or substantially all of the Issuer's assets or (iv) issue or distribute any additional equity securities other than pursuant to employee stock options or employee stock plans in effect as of October 14, 1998 and, with the approval of the Issuer's board of directors, no more than 100,000 shares of Class A Common Stock to unrelated third parties in any fiscal year. FMC is currently the only holder of the Issuer's Series B Preferred Stock. Pursuant to the Purchase Agreement, so long as FMC holds any capital stock of the Issuer, the Issuer has agreed not to take any of the actions specified in (iii) above prior to October 14, 2002 without FMC's consent.

     Pursuant to the Purchase Agreement, (i) if the Issuer issues additional shares of capital stock, FMC will have the right to purchase the portion of such shares necessary for FMC to maintain its percentage interest in the Issuer and
(ii) FMC has given the Issuer a right of first refusal to purchase its shares of Series B Preferred Stock. Pursuant to a Registration Rights Agreement dated as of October 14, 1998 by and between the Issuer and FMC, included as Exhibit 5
                                                                   ---------
hereto and incorporated herein by reference, the Issuer has granted FMC certain registration rights with respect to the Class A Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the Option.

     Except as described herein, neither FMC nor, to the best knowledge of FMC, any of the other persons listed in Item 2 hereof, has entered into any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1       Option Agreement for the Purchase of Class A Common Stock.

Exhibit 2 Series B Preferred Stock Purchase Agreement entered into as of October 14, 1998 between the Issuer and FMC.

Exhibit 3       Certificate of Determination of the Series B Preferred Stock.

Exhibit 4       Side letter between the Issuer and FMC dated October 14, 1998.

Exhibit 5 Registration Rights Agreement dated as of October 14, 1998 by and between the Issuer and FMC.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



     Dated:  October 22, 1998    FMC Corporation



                            By:    /s/ Charles H. Cannon, Jr.
                                 -----------------------------
                                 Name:  Charles H. Cannon, Jr.
                                 Title: Vice President

                                 EXHIBIT INDEX


Exhibit 1       Option Agreement for the Purchase of Class A Common Stock.

Exhibit 2 Series B Preferred Stock Purchase Agreement entered into as of October 14, 1998 between the Issuer and FMC.

Exhibit 3       Certificate of Determination of the Series B Preferred Stock.

Exhibit 4       Side letter between the Issuer and FMC dated October 14, 1998.

Exhibit 5 Registration Rights Agreement dated as of October 14, 1998 by and between the Issuer and FMC.

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